UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
(Amendment No.)*

Under the Securities Exchange Act of 1934

APx Acquisition Corp. I
(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G0440J 109
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0440J 109	Schedule 13G

1	NAME OF REPORTING PERSON APx Cap Sponsor Group I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 4,272,500 (1)
	7	SOLE DISPOSITIVE POWER - 0-
	8	SHARED DISPOSITIVE POWER 4,272,500 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,272,500 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.81% (1)
12	TYPE OF REPORTING PERSON OO

CUSIP No. G0440J 109	Schedule 13G

1	NAME OF REPORTING PERSON APx Cap Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 4,272,500 (1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 4,272,500 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,272,500 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.81% (1)
12	TYPE OF REPORTING PERSON CO

(1) See Item 4 below. The Reporting Person owns 4,272,500 Class B Ordinary Shares of the Issuer, which are automatically convertible into the Issuer’s Class A Ordinary Shares as more fully described under the heading “Description of Securities – Founders Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-261247).

Item 1(a). Name of Issuer:

APx Acquisition Corp. I (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

Juan Salvador Agraz 65, Contadero, Cuajimalpa de Morelos, 05370, Mexico City, Mexico

Item 2(a). Name of Person Filing:

APx Cap Sponsor Group I, LLC (the “Sponsor”)

APx Cap Holdings I, LLC (“Holdings”)

Item 2(b). Address of Principal Business Office or, if none, Residence:

Sponsor - Juan Salvador Agraz 65, Contadero, Cuajimalpa de Morelos, 05370, Mexico City, Mexico

Holdings – Juan Salvador Agraz 65, Contadero, Cuajimalpa de Morelos, 05370, Mexico City, Mexico

Item 2(c). Citizenship:

Sponsor - Cayman Islands

Holdings - Cayman Islands

Item 2(d). Titles of Classes of Securities:

Class A Ordinary Shares, par value $0.0001 per share.

Item 2(e). CUSIP Number:

G0440J 109

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c)
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).
(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______________.

Item 4. Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of December 31, 2021, the Sponsor may be deemed to beneficially own 4,272,500 shares of the Issuer’s Class B Ordinary Shares, representing 19.81% of the total Class A and Class B Ordinary Shares issued and outstanding. The Class B Ordinary Shares are automatically convertible into the Issuer’s Class A Ordinary Shares at the time of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment, as more fully described under the heading “Description of Securities – Founders Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-261247).

The Sponsor is the record holder of the securities reported herein. Holdings is the managing member of the Sponsor. Accordingly, Holdings has voting and dispositive power over the securities held by the Sponsor and may be deemed to beneficially own such securities. Holdings’s board of directors consists of three members. Each director of Holdings has one vote, and the approval of the members of the board of directors is required to approve an action of Holdings. Under the so-called “rule of three,” because voting and dispositive decisions are made by a majority of the board of directors of Holdings, none of the directors of Holdings is deemed to be a beneficial owner of Holdings’ securities, even those in which such director holds a pecuniary interest. Accordingly, none of the directors of Holdings is deemed to have or share beneficial ownership of the shares of the Issuer indirectly held by Holdings.

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2022

APx Cap Sponsor Group I, LLC
/s/ Xavier Martinez
Name: Xavier Martinez
Title: Attorney-in-fact APx Cap Holdings I, LLC
/s/ Xavier Martinez
Name: Xavier Martinez
Title: Attorney-in-fact

Exhibit Index

Exhibit	Description
Exhibit A	Joint Filing Agreement dated, February 9, 2022, by and among APx Cap Sponsor Group I, LLC and APx Cap Holdings I, LLC.

Exhibit A

Joint Filing Agreement

The undersigned hereby agrees that they are filing jointly pursuant to Rule 13-d-1(k)(1) of the Securities Exchange Act of 1934, as amended, with respect to ordinary shares of Class A Ordinary Shares of APXI. The undersigned further agree and acknowledge that such shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained herein, but shall not be responsible for completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: February 9, 2022

APx Cap Sponsor Group I, LLC

/s/ Xavier Martinez
Name: Xavier Martinez
Title: Attorney-in-fact APx Cap Holdings I, LLC
/s/ Xavier Martinez
Name: Xavier Martinez
Title: Attorney-in-fact